Templeton Developing Markets Trust

300 S.E. 2nd Street

Fort Lauderdale, FL 3330-1923

June 26, 2020

Filed via EDGAR

Ms. Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Templeton Developing Markets Trust (the “Registrant”)

File Nos. 811-06378; 033-42163                                    ____

Dear Ms. Marquigny:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy Fitzsimmons on June 4, 2020 with regard to the preliminary proxy statement for the Fund that was filed on Schedule 14A with the Commission on May 29, 2020 (the “Proxy Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment. Terms not defined herein have the meaning set forth for that term in the Proxy Statement.

1.         Comment:  In various places throughout the Proxy Statement, the Registrant states that, for Proposals for which no vote is specified on a proxy card, the proxy will be voted in accordance with the Trustees’ recommendations.  In such places, please also state that these votes will be a vote “FOR” such Proposals in accordance with the Trustees’ recommendations.

Response:  The Proxy Statement has been revised as requested.

2.         Comment:  In places where Fund shareholders are asked to return their proxies “promptly,” please indicate the last day on which proxies can be received in order to be counted.

Response:  The Proxy Statement has been revised as requested.

3.         Comment:  Please present information about voting by phone and through the Internet consistently throughout the Proxy Statement and state how Fund shareholders can determine if they are eligible to vote by phone or through the Internet or disclose the eligibility requirements in the Proxy Statement.

Response:  The Registrant has confirmed that all shareholders are eligible to vote by phone or through the Internet. Accordingly, all references indicating otherwise have been removed from the Proxy Statement.

4.         Comment:  In the paragraph under “Important information to help you understand and vote on the proposals – How will the Manager of Managers Structure affect the Fund?” the response does not answer the question posed.  Please include a response to the question asked.

Response:  The Proxy Statement has been revised as follows:

The use of the Manager of Managers Structure will not change the fees paid to the investment manager by the Fund or fees paid by the Fund’s shareholders.  If the proposal is approved for the Fund, and the Board and the Fund’s investment manager believe that the use of one or more subadvisers would be in the best interests of the Fund, the Fund’s shareholders generally would not be asked to approve hiring a subadviser for the Fund, assuming the conditions of the Manager of Managers Order issued by the U.S. Securities and Exchange Commission are met.  Rather, the Fund’s investment manager, with the approval of the Board, including a majority of the Independent Trustees, would be able to appoint subadvisers and make appropriate changes to the subadvisory agreements without seeking shareholder approval.  The Fund would, however, inform shareholders of the hiring of any new subadviser within 90 days after the hiring of the subadviser.

The Fund’s investment manager currently does not intend to use the Manager of Managers Structure for the Fund because near-term changes to the portfolio management structure for the Fund are not anticipated, other than as described in Proposal 1 above.  However, if the Manager of Managers Structure is approved by shareholders, the Board would be able to approve a subadviser for the Fund.  The Board determined to seek shareholder approval of the Manager of Managers Structure for the Fund in connection with this special shareholder meeting, which was otherwise called for purposes of voting on other matters described in the proxy statement, to avoid additional meeting and proxy solicitation costs in the future.

5.         Comment:  In the same section under “Why is the Board proposing to change the Fund’s diversification status?” the Fund states that it “has had a high concentration of investments that are greater than 5% of the Fund’s assets in any one issuer.”  Please explain supplementally if the Fund is in violation of its diversification investment restriction.  If not, consider revising the disclosure to better reflect the Fund’s reasoning for proposing to change its classification to non-diversified.

Response:  The Registrant confirms that the Fund is not in violation of its diversification investment restriction.  Accordingly, the Registrant has revised the Proxy Statement as follows:

The Fund is classified as a diversified fund and has declared a fundamental policy of being diversified, which may not be changed or eliminated without shareholder approval.  A diversified fund must limit all investments greater than 5% of its assets in any one issuer to no more than, in the aggregate, 25% of the fund’s assets.  However, due to structural changes in the developing markets equity asset class, the Fund is not able to take as large of positions in certain companies in the asset class that the investment manager believes is beneficial for the Fund’s portfolio because it is limited in doing so to maintain its diversified status.  As a result, the Board recommends that the Fund be reclassified as a “non-diversified” fund.  As a non-diversified fund, the Fund could invest a greater portion of its assets in any one issuer and could invest overall in a smaller number of issuers than a diversified fund.  The Fund’s portfolio manager believes that the additional flexibility will be important for the Fund, particularly in the developing market equity asset class in which the Fund invests.

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6.         Comment:  In the paragraph under “Proposal 1 – Why is FTIML recommended to serve as the Fund’s subadviser?” the Fund states that Mr. Ness has been working closely with Mr. Sehgal on the Global Emerging Markets Strategy.  Please clarify how Mr. Ness and Mr. Sehgal have been working so closely if they have not been employed by the same company.

Response:  The Proxy Statement has been revised as follows:

The purpose of the proposed FTIML Subadvisory Agreement is to allow Andrew Ness to serve as a portfolio manager for the Fund.  In April 2017, Chetan Sehgal, CFA, Director of Global Emerging Markets and Small Cap Strategies of Templeton Emerging Markets Group and portfolio manager of TAML, began serving as the sole portfolio manager of the Fund as part of a series of new portfolio manager assignments aimed to align portfolio management teams across fund offerings.  Mr. Ness is a seasoned emerging markets equity portfolio manager who joined FT in 2018.  Since then, he has jointly managed the FT Global Emerging Markets Strategy across FT’s affiliated entities with Mr. Sehgal.  Messrs. Sehgal and Ness are currently co-portfolio managers of the Luxembourg and United Kingdom domiciled vehicles within the FT Global Emerging Markets Equity Strategy, which follow a similar investment process to the Fund.  Thus, Management is now seeking to add Mr. Ness as a portfolio manager of the Fund.  If the FTIML Subadvisory Agreement is approved, Messrs. Sehgal and. Ness would serve as co-lead portfolio managers for the Fund.  Because Mr. Ness is an employee of FTIML and not of TAML, the Board is being asked to approve FTIML as a subadviser to the Fund in order to allow Mr. Ness to serve as a portfolio manager for the Fund.

7.         Comment:  In the table under “Proposal 1 – What other investment companies are managed or subadvised by FTIML?” please include whether FTIML waives or reduces its compensation under any of the contracts with similar funds.  Also, please include the missing information in the table in the definitive proxy statement.

Response:  The Registrant confirms that FTIML does not manage or subadvise any other fund having a similar investment objective to the Fund.  Accordingly, the Registrant has removed this section from the Proxy Statement.

8.         Comment:  Under “Proposal 1 – What did the Board consider when it approved the FTIML Subadvisory Agreement?” please state whether the Board considered any other sub-advisers or actions as alternatives to the FTIML Subadvisory Agreement.

Response:  The Registrant respectfully notes that the Board considered a specific proposal from management to approve the FTIML Subadvisory Agreement in order to facilitate certain portfolio management team enhancements.  Specifically, as noted in this section, it states that “[t]he Board considered that management proposed that the Board approve the FTIML Subadvisory Agreement in order to facilitate certain portfolio management team enhancements.”  Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

9.         Comment:  Under “Proposal 1 – What did the Board consider when it approved the FTIML Subadvisory Agreement?” please state whether the Board considered any factors that were adverse to their ultimate conclusion to approve the FTIML Subadvisory Agreement.

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Response:  The Registrant respectfully notes that, based upon a review of a number of factors, including all of the factors described in this section, the Board concluded that the terms of the FTIML Subadvisory Agreement are fair and reasonable and that the approval of the FTIML Subadvisory Agreement is in the interests of the Fund and its shareholders.  Specifically, as noted in this section, it states that “[t]he Board also noted the proposed portfolio management team enhancements for the Fund, and determined that, in light of these changes, additional time will be needed to evaluate the effectiveness of management’s actions.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

10.       Comment:  Under “Proposal 1 – What did the Board consider when it approved the FTIML Subadvisory Agreement? – Fund Performance,” please describe more clearly the relationship between the Board’s consideration of the Fund’s performance and its ultimate approval of the FTIML Subadvisory Agreement.

Response:  The Registrant respectfully notes that while the Board noted its review and consideration of the performance results of the Fund in connection with the February 2020 annual contract renewal of the Fund’s investment management agreement and its conclusion at that time that the Fund’s performance was satisfactory, the Board further noted that it needed additional time to evaluate the effectiveness of the proposed portfolio management team enhancements.  Specifically, as noted in this section, “[t]he Board noted its review and consideration of the performance results of the Fund in connection with the February 2020 annual contract renewal (the “Annual Contract Renewal”) of the Fund’s investment management agreement.  The Board recalled its conclusion at that time that the Fund’s performance was satisfactory.  The Board also noted the proposed portfolio management team enhancements for the Fund, and determined that, in light of these changes, additional time will be needed to evaluate the effectiveness of management’s actions.”  Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

11.       Comment:  Under “Proposal 1 – What did the Board consider when it approved the FTIML Subadvisory Agreement – Comparative Fees and Expenses,” please state whether the Board compared the Fund’s sub-advisory fee rate to that of comparable sub-advisers when considering if the fee was reasonable.

Response:  The Registrant respectfully notes that the Board considered a specific proposal from management to approve the FTIML Subadvisory Agreement in order to facilitate certain portfolio management team enhancements and concluded that the proposed investment subadvisory fee is reasonable.  Specifically, as noted in this section, it states that “[t]he Board considered that management proposed that the Board approve the FTIML Subadvisory Agreement in order to facilitate certain portfolio management team enhancements.”  The section also states that “[t]he Board noted that the addition of FTIML will have no impact on the amount of management fees that are currently paid by the Fund as FTIML will be paid by the Investment Manager out of the management fee that the Investment Manager receives from the Fund. The Board further noted that the allocation of the fee between the Investment Manager and FTIML reflected the services to be provided by each.”  Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

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12.       Comment:  In the last paragraph under Proposal 1, please explain the relationship between Proposal 1 and Proposal 2 more clearly (i.e., does the approval of Proposal 2 render the outcome of Proposal 1 irrelevant and if Proposal 2 is not approved, does that mean Proposal 1 controls).

Response:  The Proxy Statement has been revised as follows:

If Proposal 1 is not approved by shareholders of the Fund, the Board will consider what further actions to take, which may include, if Proposal 2 is approved, hiring FTIML as a subadviser and providing notice of such hiring to the Fund’s shareholders pursuant to the Order.  Thus, if Proposal 2 is approved by shareholders, the Board would be able to approve FTIML as a subadviser for the Fund under the Manager of Managers Structure, regardless of whether the Fund’s shareholders approve Proposal 1.  If Proposal 2 is not approved, FTIML may only be appointed as a subadviser for the Fund if Proposal 1 is approved.

13.       Comment:  In the last sentence of both the second and third paragraphs under “Proposal 2 – How will the Manager of Managers Structure Operate?” and under “Proposal 2 – What is the required vote on Proposal 2?” please clarify whether shareholders will also be asked to vote on the material change to the investment advisory agreement to include the Manager of Managers Structure language separately (i.e., please explain whether an approval of the Manager of Managers Structure as a concept is also an approval of the change to the investment management agreement).

Response:  The Registrant notes that in the section captioned “Proposal 2 – How will the Manager of Managers Structure Operate?,” the Proxy Statement states that “[i]n addition, if the Manager of Managers Structure is approved for the Fund, the Fund’s investment management agreement will be amended to allow for subadvisory agreements that are not approved by shareholders.”  The Registrant has revised the last sentence of paragraph 2 in that section to state as follows:  “The replacement of the Investment Manager or the imposition of material changes to the Fund’s investment management agreement, other than as discussed above, would, however, require prior shareholder approval.”

The Registrant has also revised the section captioned “What is the required vote on Proposal 2?” as follows:

Before the Fund may rely on the Order, the operation of the Fund using the Manager of Managers Structure must be approved by the affirmative 1940 Act Majority Vote of the Fund’s shareholders. If Proposal 2 is approved by shareholders, the Board would be able to approve a subadviser for the Fund under the Manager of Managers Structure, regardless of whether the Fund’s shareholders approve the subadvisory agreement described in Proposal 1 above. The approval of Proposal 2 includes amending the investment management agreement to allow for subadvisory agreements that are not approved by shareholders.

If Proposal 2 is not approved by the Fund’s shareholders, then the Investment Manager would only be able to enter into new or amended subadvisory agreements with shareholder approval, potentially causing delay and expense in making a change deemed beneficial to the Fund and its shareholders by the Board and the Fund’s Investment Manager. Similarly, if Proposal 2 is not approved, the investment management agreement will not be amended as noted above.

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14.       Comment:  By reference to the first line of the first paragraph under “Proposal 2 – How does this Proposal affect my right to vote on subadvisory agreements?” please specifically explain what would happen to the proposed FTIML Subadvisory Agreement if Proposal 2 is approved and Proposal 1 is not approved.

Response:  The Proxy Statement has been revised as requested.  Please see the Registrant’s response to Comment number 12.

15.       Comment:  In the last paragraph of Proposal 2, please delete the term “generally.”

Response:  The Proxy Statement has been revised as requested.

16.       Comment:  In the second paragraph under “Proposal 3 – What effect will changing the Fund’s status from “diversified” to “non-diversified” have on the Fund?”  Please recharacterize the paragraph to speak in terms of risk and to the extent possible, explain why these particular risks are greater when the Fund is investing a larger percentage of assets in a smaller number of issues.

Response:  The Proxy Statement has been revised as follows:

Because a non-diversified fund generally invests a greater portion of its assets in the securities of one or more issuers and/or invests overall in a smaller number of issuers than a diversified fund, a non-diversified fund may be subject to additional risks.  Specifically, the Fund may be more sensitive to a single economic, business, political, regulatory or other occurrence or to the financial results of a single issuer than a more diversified fund might be, which may result in greater fluctuation in the value of the Fund’s shares.

17.       Comment:  Under “Additional Information about the Fund,” please confirm that the Fund has disclosed to the Board any financial conditions of the adviser and subadviser that could impair the financial ability of either to fulfill contractual obligations with the Fund’s principal underwriter, administrator, transfer agent and custodian.

Response:  The Registrant confirms that the Fund is not aware of any financial conditions that could impair the financial ability of TAML or FTIML to fulfill their contractual obligations with FT Services.  Neither TAML nor FTIML have any contractual obligations with respect to FT Distributors, FTIS or JPMorgan Chase Bank.

18.       Comment:  Under “Additional Information about the Fund,” please include information about the availability of proxy materials if the Fund is intending to use Notice and Access.  Please confirm supplementally whether the Fund is planning on using Notice and Access.

Response:  The Registrant confirms that the Fund does not intend to use Notice and Access.

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19.       Comment:  In the table under “Additional Information about the Fund – Outstanding Shares and Principal Shareholders” for each class entitled to vote at the meeting, Item 6(a) of Schedule 14A requires the Fund to state both the number of shares and the number of votes to which each class is entitled.  Please include both columns.

Response:  The Registrant respectfully notes that the Proxy Statement includes disclosure in two places stating that each shareholder is entitled to one vote for each share (and a proportionate fractional vote for each fractional share) owned of the Fund on the record date.  Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

20.       Comment:  In the last sentence under “Additional Information about the Fund – Outstanding Shares and Principal Shareholders,” please confirm the information and remove the brackets or remove the sentence.

Response:  The Registrant will confirm the information and remove the brackets as requested.

21.       Comment:  By reference to the section “Additional Information about the Fund – Outstanding Shares and Principal Shareholders,” please include the information required by Schedule 14A Item 5(a)(1), which requires that the Fund describe any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon, other than elections to office, of each person who has been a director or executive officer of the registrant at any time since the beginning of the last fiscal year.

Response:  The Registrant confirms that no director or executive officer of the Registrant at any time since the beginning of the last fiscal year has had any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon, other than elections to office.  Accordingly, no information has been added to comply with Schedule 14A Item 5(a)(1).

22.       Comment:  Under “Further Information about Voting and the Meeting – Solicitation of Proxies,” please include the dollar amount that each of the adviser and the Fund is expected to pay for solicitation costs in parentheticals after the applicable percentage.

Response:  The Proxy Statement has been revised as follows:

The cost of soliciting proxies, including the fees of a proxy soliciting agent, is estimated to be approximately $938,500 and will be borne approximately two-thirds (approximately $628,795) by the Fund and one-third (approximately $309,705) by the Investment Manager or its affiliates.

23.       Comment:  Given the current COVID-19 pandemic, to the extent you have the information, please provide a more comprehensive discussion of the health and safety procedures that the Fund intends to follow for in-person shareholder meetings.  To the extent that the Fund has not yet been determined whether the meeting will be in-person, please describe how and when those decisions will be made and direct shareholders to a website if more information will be given at a later date.

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Response:  The following has been added to the Proxy Statement:

In light of the COVID-19 pandemic, we are urging all shareholders to take advantage of voting by mail, by telephone or through the Internet (separate instructions are listed on the enclosed voting instruction form or proxy card to vote by telephone or through the Internet).  Additionally, while we anticipate that the Meeting will occur as-planned on September 9, 2020, there is a possibility that, due to the COVID-19 pandemic, the Meeting may be postponed or the location or approach may need to be changed, including the possibility of holding a virtual meeting for the health and safety of all Meeting participants.  Should this occur, we will notify you by issuing a press release and filing an announcement with the Securities and Exchange Commission as definitive additional soliciting material.  If you plan to attend the Meeting in person, please note that we will be holding the Meeting in accordance with any recommended and required social distancing and safety guidelines, as applicable.

24.       Comment:  Under “Further Information about Voting and the Meeting – Method of Tabulation,” for clarity, please explain the mechanics of abstentions (i.e., the investor has to affirmatively designate an abstention).

Response:  The Registrant has added the following sentence to the referenced section:

An “abstention” occurs when a shareholder has affirmatively designated to abstain from voting on a Proposal.

25.       Comment: With respect to Exhibit A, please include the final version of the FTIML Subadvisory Agreement in the definitive filing, not a “form of.”

Response:  As requested, the Registrant has removed “form of” from the FTIML Subadvisory Agreement included in the Proxy Statement.  The FTIML Subadvisory Agreement included in the Proxy Statement is the final form of the agreement that will be signed by TAML and FTIML.

26.       Comment: With respect to Exhibit B, Item 6(d) of Schedule 14A and Rule 403(b) of Regulation S-K require a similar information for officers and directors of the Fund.  Please provide such information.

Response:  The Registrant has moved the required information from the section captioned “Outstanding Shares and Principal Shareholders” to Exhibit B as requested.

Please do not hesitate to contact Jacqueline Edwards at (212) 812-4142, or in her absence, Amy Fitzsimmons at (215) 564-8711, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Lori A. Weber

Lori A. Weber

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Secretary and Vice President

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